FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        May 2006

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   June 5, 2006

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

May 25, 2006	NEWS RELEASE 06-08	MAE - TSX MNG-AMEX

Miramar Reports Significant Progress at Madrid
— Shallow Suluk drilling intercepts 13.4g/t Au over 29.8m —
— Six drills continue to intersect gold values in key gap areas at Madrid —

VANCOUVER — Miramar Mining Corporation today announced the first results from the 2006 exploration program at its Hope Bay Project in Nunavut. The program is focussed on the Madrid district, where drills are currently testing in the Naartok/Suluk Gap and the Rand/Suluk Gap, two key areas where proven mineralization would enhance the Large Pit Concept at Madrid. In the latest drilling significant results were also obtained along the southern extension of Suluk and from shallow Suluk infill drilling. These results along with ongoing drilling and technical studies will allow Miramar to evaluate the potential for larger scale production for the next phase of development on the belt.

Miramar embarked on the 2006 exploration campaign at Hope Bay with the objectives of defining a second phase of production on the belt following the proposed Doris North Project, which is now in the permitting process. The goals being pursued this year are to complete a feasibility study that defines an operation that supports annual production 250,000 – 300,000 ounces of gold incorporating material from Doris Central and the upper portions of Madrid and Boston (Phase Two); and also to complete initial drilling and studies to determine if the northern most part of the Madrid system can support larger scale open pit production of 500,000 + annually, also incorporating high grade feed from the Doris and Boston deposits (Large Pit Concept).

Key to evaluating the Large Pit Concept is proving the continuity of mineralization in the northern most 2.3 km of the Madrid trend which includes the Naartok, Rand and Suluk deposits. Exploration success over the past three years in this area have established this area as the new center of gravity for the Hope Bay belt with approximately two thirds of the current total resource on the belt occurring along this 2.3 km trend. Miramar is very encouraged by this latest drilling designed to focus on the gap areas between the zones. Continued success in this area would potentially define mineralization that may outline the opportunity for a large scale pit almost 2.5 km in size. The bulk of the drilling for the 2006 program at Hope Bay is focussed on the Madrid area with these objectives in mind.

“Already this year, we have been successful in extending mineralization in key gaps between the Suluk and Rand deposits and between the Rand and Naartok deposits as well as at Suluk to the south.” said Tony Walsh, Miramar’s President & CEO. “Improved continuity and tighter drill density will have a significant positive impact on 2006 feasibility and economic studies and linking the zones at Madrid would have a significant impact on production on the Hope Bay belt. At the current gold price (C$720) lower grade large pits become more economic, especially when you incorporate the higher grade material of the Doris and Boston Deposits.” he said, “Also, if we are successful in widening the limits of the mineralization at Madrid we could potentially exploit the higher grade resources at depth at Madrid by more economical open pit mining.”

2006 Madrid Program

The goals of the campaign are to:

•	expand existing resources to enhance project economics
•	upgrade resources by infill drilling to allow completion of a Feasibility Study
•	aggressively seek to extend the Madrid system
•	complete initial drilling to determine the potential size of a Large Pit Scenario

A program of ice based infill and expansion drilling around the key Madrid zones has been underway since mid-March to meet these objectives. A total of 19,400m in 60 holes has been completed to date with results available for 32 holes. Results to date are presented below:

Suluk and South of Suluk Targets

A project of infill drilling in the upper 250m of the Suluk resource including targeting the crown pillar area and higher grade zones is currently on-going. All holes have returned results equivalent to or better than the grades and thicknesses expected based on data from surrounding holes. Highlights are summarized in the following table.

In Addition, drilling has expanded the Suluk mineralization northwards towards the Rand and Naartok resource areas providing support for continuity of the mineralizing system in this under-evaluated area. Drill testing south of Suluk has returned significant values further extending the target intervals.

Suluk/South of Suluk Highlights:

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)
PMD385	Suluk	236.8	254.9	18.1	8.5
PMD388	Suluk	251.9	262.6	10.7	5.3
PMD412	Suluk	148.2	159.4	11.2	4.2
PMD416	Suluk	20.0	49.8	29.8	13.4
	including	20.4	44.0	24.0	16.2

PSD110	South of Suluk	209.6	230.9	21.3	7.1
	including	212.9	225.0	12.1	10.8
PSD112	South of Suluk	217.9	229.7	11.8	5.2
PSD 114	South of Suluk	196.5	197.0	0.5	306.0

Rand Area Targets

Drilling at Rand was designed to extend the current resource limits southward toward Suluk, and to the west toward Naartok, with the goal of demonstrating continuous mineralization along the entire northern portion of the Madrid system. This drilling is ongoing and if continues to be successful will provide key information to evaluate a larger open pit concept.

Rand Highlights:

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)

PMD380	Rand	104.8	111.4	6.6	7.6

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)

PMD387	Rand	311.0	322.0	11.0	4.3
PMD393	Rand	196.0	200.0	4.0	17.7
PMD399	Rand	40.0	60.5	20.5	4.4
	including	44.5	52.0	7.5	9.0
PMD415	Rand	95.5	115.0	19.5	3.3

Naartok Expansion and Infill

These projects will be undertaken as the drills are transitioned from ice based drilling to land based drilling.

2006 Doris Program

A program of 3,114m of drilling was completed on the Doris North Connector Zone located immediately south of the Doris North Hinge Zone currently in the permitting process and north of Doris Central. This drilling was designed to evaluate a potential shallow rake to mineralization suggested by drilling in2005. However, this program returned similar results to historical drilling. No clear improvement along the shallow rake was identified. Highlights of this program are presented in the following table. Additionally two drill fences were completed in the southern portion of the Doris System in order to allow continued modelling and targeting.

Doris North Connector Zone highlights:

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)

06TDD600	139.32	140.02	0.7	54.0
06TDD602	223.00	225.08	2.08	6.3
06TDD604	125.07	148.79	23.7	1.7
including	144.05	145.11	1.1	7.4

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution and risk to shareholders, Miramar has developed a phased approach to maximizing potential gold production from the Hope Bay belt starting with the proposed small scale, high grade Doris North Project. Miramar then hopes to extend and expand production levels by sequentially developing the rest of Doris, Boston and eventually Madrid. All contemplated production at the Hope Bay project is subject to positive feasibility studies, the availability of financing and permitting and regulatory approval.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by ALS Chemex Laboratories in North Vancouver with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by TSL in Saskatoon.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned program for 2006 , proposed feasibility studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-

feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel:  (604) 985-2572    Fax:  (604) 980-0731    Toll Free: 1-800-663-8780    Email:   info@miramarmining.com

MIRAMAR
MINING CORPORATION
Madrid 2006 Target Areas
N
0 m
-500 m
-1000 m
Naartok East
Rand
Naartok West
Suluk
Rand/Naartok Gap
Near Surface Suluk
Rand/Suluk Gap
South of Suluk
500 m

Doris Drill Results

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)
06TDD599	Connector	205.6	206.8	1.2	1.4
And		239.7	241.4	1.7	1.6

06TDD600	Connector	138.6	141.5	2.9	15.2
Including		139.3	140.0	0.7	54.0
And		200.2	201.2	1.0	7.4

06TDD601	Fence	No significant assays

06TDD602	Connector	223.0	229.5	6.5	3.6
Including		223.0	225.1	2.1	6.3

06TDD603	Connector	139.3	142.0	2.7	5.0
Including		140.0	141.0	1.0	8.6
And		195.0	198.0	3.0	3.5
Including		195.0	196.0	1.0	8.9
And		201.0	203.4	2.4	2.5

06TDD604	Connector	125.1	148.8	23.7	1.7
Including		144.1	145.1	1.0	7.4

06TDD605	Connector	229.1	229.4	0.3	16.6

06TDD606	Connector	208.0	209.0	1.0	4.4

06TDD607	Connector	No significant assays

06TDD608	Fence	No significant assays

06TDD609	Fence	No significant assays

06TDD610		Hole ID not used

06TDD611	Fence	No significant assays

Madrid Drill Results

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)
06PMD380	Rand	73.2	79.0	5.8	4.0
And		104.8	111.4	6.6	7.6
Including		108.8	111.4	2.6	12.4

06PMD381	Rand	157.0	158.3	1.3	2.4
And		228.2	229.4	1.2	2.5

06PMD382	Suluk	140.0	143.0	3.0	2.6
And		194.5	199.0	4.5	1.7
And		214.0	218.5	4.5	2.7
And		250.0	254.5	4.5	5.5
Including		251.5	253.0	1.5	13.9
And		260.0	266.3	6.3	2.3
Including		260.0	260.5	1.5	8.2

06PMD383	Rand	220.4	223.9	3.5	1.9
And		576.0	577.0	1.0	7.9
And		586.0	601.0	15.0	1.5

06PMD384	Rand	299.0	300.5	1.5	2.0
And		317.0	318.5	1.5	2.1

06PMD385	Suluk	168.5	171.5	3.0	2.5
And		217.9	222.3	4.4	2.4
And		236.8	254.9	18.1	8.5
Including		240.9	252.3	11.4	12.3
And		307.3	312.4	5.1	2.1

06PMD386	Rand	224.9	236.6	11.7	4.6
Including		228.0	228.9	0.9	19.0
And		266.0	270.7	4.7	2.9
And		275.5	277.0	1.5	1.8 open

06PMD387	Rand	294.0	296.8	2.8	4.9
Including		296.0	296.8	0.8	11.0

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)
And		305.0	308.0	3.0	3.4
And		311.0	322.0	11.0	4.3
Including		314.0	318.0	4.0	8.8
06PMD388	Suluk	251.9	262.6	10.7	5.3
Including		255.4	260.6	5.2	9.5

06PMD389	Suluk	267.0	289.5	22.5	1.7
And		307.1	309.1	2.0	3.0
And		316.0	317.8	1.8	2.0
And		354.8	356.6	1.8	2.4

06PMD390	Rand	80.3	86.0	5.7	3.1
Including		81.3	83.0	1.7	5.7
And		228.0	233.5	5.5	1.5
And		263.1	269.5	6.4	1.2

06PMD391	Rand	48.3	50.3	2.0	2.2
And		335.0	336.5	1.5	1.6

06PMD392	Suluk	122.5	141.0	18.5	2.5
Including		137.9	139.6	1.7	11.5
And		145.2	153.6	8.4	4.9
Including		145.2	149.0	3.8	7.0
And		355.4	366.3	10.9	1.2

06PMD393	Rand	164.0	167.0	3.0	1.9
And		182.5	185.5	3.0	1.5
And		196.0	200.0	4.0	17.7
Including		197.5	199.0	1.0	44.0

06PMD394	Suluk	120.8	124.7	3.9	2.9

Including		121.8	122.7	0.9	7.9
And		193.0	201.2	8.2	2.6
Including		200.2	201.2	1.0	8.2
And		204.0	212.0	8.0	3.6
Including		205.5	208.0	2.5	5.1

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)
06PMD395	Rand	21.1	28.5	7.4	1.8
And		48.0	51.0	3.0	2.9

06PMD396	Rand	182.0	183.5	1.5	2.8
And		356.8	362.0	5.2	2.6
And		393.5	396.0	2.5	4.1
Including		395.0	396.0	1.0	6.0
And		417.0	418.5	1.5	1.6

06PMD397	Suluk	Hole Abandoned

06PMD398	Suluk	126.9	134.1	7.2	4.3
Including		126.9	130.8	3.9	5.8

06PMD399	Rand	40.0	60.5	20.5	4.4
Including		44.5	52.0	7.5	9.0

06PMD400	Fence 1	No Significant Assays

06PMD401	Suluk	No Significant Assays

06PMD402	Suluk	224.8	227.3	2.5	7.1 open
Including		225.9	227.3	1.4	10.3 open
And		288.4	314.0	25.6	2.3
And		344.0	345.0	1.0	4.5 open
And		482.3	501.0	18.7	1.6

06PMD403	Rand	33.0	37.5	4.5	1.5
And		62.5	72.0	9.5	3.3
Including		67.5	70.5	3.0	6.4

06PMD404	Rand	39.5	41.0	1.5	1.3

06PMD405	Rand	27.5	33.0	5.5	3.3
And		39.0	40.5	1.5	2.3

06PMD406	Fence 1	No Significant Assays

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)
06PMD407	Rand	69.4	70.5	1.1	3.1
And		95.6	97.0	1.4	2.2

06PMD408	Suluk	355.4	361.6	6.2	1.7
And		370.6	378.1	7.5	2.0
And		382.6	396.1	13.5	2.0

06PMD409	Rand	170.6	173.0	2.4	3.8
Including		170.6	171.7	1.1	6.1
And		212.3	214.8	2.5	5.2
Including		213.3	214.8	1.5	6.2

06PMD410A	Rand	282.4	284.0	1.6	2.8
And		352.5	355.5	3.0	3.5
And		359.0	364.3	5.3	2.1

06PMD411	Rand	135.1	144.3	9.2	2.0
Including		139.8	141.3	1.5	5.2
And		151.0	158.9	7.9	2.3
Including		157.0	158.0	1.0	5.6
And		166.4	169.4	3.0	1.8
And		233.0	237.5	4.5	2.4

06PMD412	Suluk	105.6	112.0	6.4	2.1
And		134.5	141.9	7.4	2.8
Including		139.3	140.4	1.1	6.7
And		148.2	159.4	11.2	4.2
Including		150.8	152.1	1.3	8.8
Including		155.9	157.6	1.7	6.8
And		346.6	347.7	1.1	6.8
Including		347.4	347.7	0.3	16.4

06PMD413	Suluk	14.6	15.2	0.6	36.0
And		333.4	337.4	4.0	2.2
And		384.0	388.0	4.0	2.6
And		414.3	415.8	1.5	5.2
Including		414.3	415.1	0.8	8.0

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)
06PMD414	Rand	109.0	109.9	0.9	5.8
And		152.0	153.0	1.0	2.3
And		159.2	160.3	1.1	1.8

06PMD415	Rand	95.5	115.0	19.5	3.3
Including		96.5	99.7	3.2	9.3
And		142.0	160.0	18.0	1.3
And		182.0	191.0	9.0	1.5

06PMD416	Suluk	20.0	49.8	29.8	13.4
Including		20.0	44.0	24.0	16.2
And		53.3	54.8	1.5	3.1
And		57.5	61.3	3.8	1.7

06PMD417	Suluk	68.7	79.1	10.4	1.1

06PSD108	Suluk	95.8	97.3	1.5	2.0
And		100.3	105.5	5.2	1.5

06PSD108A	Suluk	59.1	60.5	1.4	3.2
And		279.5	281.1	1.6	3.8
And		293.9	298.0	4.1	3.3
Including		295.3	296.8	1.5	6.0
And		324.2	336.9	12.7	2.5
Including		331.6	332.5	0.9	10.6

06PSD109	Fence 2	No Significant Assays

06PSD110	Suluk	81.3	86.3	5.0	2.9
Including		82.3	83.8	1.5	5.3
And		89.0	90.8	1.8	3.3
And		209.6	230.9	21.3	7.1
Including		212.9	225.0	12.1	10.8

06PSD111	Fence 2	319.4	320.6	1.2	1.5

06PSD112	Suluk	117.0	121.0	4.0	3.1
Including		117.0	118.0	1.0	5.0

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)
And		127.4	129.8	2.4	2.1
And		141.0	144.8	3.8	1.9
Including		144.0	144.8	0.8	5.2
And		217.9	229.7	11.8	5.2
Including		220.8	222.3	1.5	7.6
Including		226.5	229.7	3.2	8.8
And		234.0	238.0	4.0	4.6
Including		234.0	235.0	1.0	8.7

06PSD113	Fence 2	No Significant Assays

06PSD114	Suluk	196.5	203.7	7.2	22.5
Including		196.5	197.0	0.5	306.0

06PSD115	Suluk	68.2	69.4	1.2	1.8
And		107.2	108.5	1.3	14.4

06PSD115A	Suluk	107.8	110.2	2.4	15.4
Including		107.8	109.3	1.5	23.0
And		242.0	246.0	4.0	1.6

06PSD116	Suluk	88.4	92.9	4.5	2.9
And		143.8	144.9	1.1	4.1
And		177.3	180.0	2.7	1.8
And		382.6	383.7	1.1	2.3
And		393.3	398.2	4.9	2.7
Including		395.8	397.3	1.5	5.7

06PSD117*	Suluk	40.5	43.4	2.9	2.0
And		47.8	48.2	0.4	3.4
And		143.5	147.0	3.5	2.3
Including		146.0	147.0	1.0	5.9
	Assays Pending

06PSD118	Fence 3	No Significant Assays
06PWD022	Wolverine Fence	No Significant Assays
06PWD023	Wolverine Fence	No Significant Assays

06PWD024	Wolverine Fence	No Significant Assays

06PWD025	Wolverine Fence	No Significant Assays

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

May 30, 2006	NEWS RELEASE 06-09	MAE - TSX MNG-AMEX

Miramar Comments on Environment Canada News Release

VANCOUVER — Miramar Mining Corporation (MAE-TSX, MNG–AMEX) (“Miramar”) today responded to the News Release disseminated by Environment Canada relating to charges laid against Miramar and four related companies in relation to a fuel spill that occurred at the Hope Bay project in June, 2004.

The existence of the spill which occurred two years ago and possibility of charges has been disclosed in Miramar’s Annual Information Form public filings in 2005 and 2006. The incident was also addressed in the Doris North Final Environmental Impact Statement filed with the Nunavut Impact Review Board in the recent environmental assessment of the Doris North project.

“The 2004 spill which occurred on Inuit owned land was a very unfortunate accident, however, it was cleaned up promptly and effectively without any significant residual adverse effect on the environment and to the satisfaction of the land owners,” said Tony Walsh, President of Miramar. After the spill, Miramar conducted an audit of environmental procedures at Hope Bay and adopted more stringent fuel handling and containment procedures to prevent a similar occurrence from happening in the future. “As a result of implementing these strict procedures, there have been no significant environmental occurrences at the Hope Bay project in the two years since the spill occurred, and work has continued at Hope Bay unimpeded. Miramar continues to strive to achieve the highest environmental practices.” said Mr. Walsh.

A Miramar subsidiary, Miramar Hope Bay Ltd., is the sole operator of the Hope Bay project and Miramar will be taking steps to have the charges that have been laid against companies other than Miramar Hope Bay Ltd withdrawn.

Miramar does not expect that if Miramar Hope Bay Ltd. is found guilty of the offences, the amount of a possible fine would have a material impact on the financial position of Miramar.

Miramar Mining Corporation

Miramar is a Canadian gold mining company that controls the Hope Bay project, one of the largest, best-grade undeveloped gold deposits in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to environmental charges and handling procedures and activities at the Hope Bay project and the expected results of these and any potential fines levied against Miramar or any of it’s subsidiaries are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including possibility that any fines resulting from the charges may be more than anticipated and that required permits may not be obtained on a timely manner or at all; risk of accidents, equipment breakdowns and labour disputes or other unanticipated occurrences; the risk of environmental contamination or damage resulting from Miramar’s operations; the possibility that Miramar’s environmental procedures will not be complied with or will prove inadequate; the general uncertainty inherent in legal proceedings; uncertainties as to the timing, results and costs of reclamation activities and possible need to secure the remediation plan in the light of future development and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572       Fax:  (604) 980-0731
Toll Free:   1-800-663-8780
Email:  info@miramarmining.com